Exhibit 8.1

Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Organization
AutoDS Inc.	Delaware, United States
AutoDS Ltd.	Israel
ClearVoice, Inc.	Delaware, United States
Digis Programming Solutions Limited	Cyprus
Do It Programming Solutions (Cyprus) Limited	Cyprus
Fiverr Germany GmbH	Germany
Fiverr Limited	Cyprus
Fiverr, Inc.	Delaware, United States
Macea Investments Limited	Cyprus
Praetolia Ltd	Cyprus
Roksy, Inc.	Delaware, United States
Working Not Working, Inc.	Delaware, United States
Yaballe Ltd.	Israel